PENN NATIONAL GAMING, INC.

Wyomissing Professional Center

825 Berkshire Blvd., Suite 200

Wyomissing, Pennsylvania  19610

May 3, 2010

VIA ELECTRONIC TRANSMISSION

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:                             Penn National Gaming, Inc.
Registration Statement on Form S-4 (File No. 333-164505)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, (“Securities Act”) Penn National Gaming, Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement on Form S-4 (File No. 333-164505), filed January 25, 2010 as amended by Amendment No. 1 thereto, filed April 30, 2010 (the “Registration Statement”), be accelerated by the Securities and Exchange Commission (the “Commission”) to 3:00 p.m. Eastern time on May 5, 2010 or as soon as practicable thereafter.

The Company confirms that:

(i)            should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)           the action of the Commission or the staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)          the Company may not assert the Commission’s acceleration of the effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

We request that we be notified of such effectiveness by a telephone call to Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5122.

Very truly yours,

PENN NATIONAL GAMING, INC.

By:	/s/ Robert Ippolito
Name: Robert Ippolito
Title: Treasurer